

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2018

Sally Rau
General Counsel
Cambium Networks Corporation
3800 Golf Road, Suite 360
Rolling Meadows, IL 60008

Re: Cambium Networks Corporation
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted August 9, 2018
CIK No. 0001738177

Dear Ms. Rau:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement for Form S-1/A

Regulatory requirements, page 92

1. We note your response to our prior comment 4 and reissue the comment in part. Please further revise your disclosure to supplement your descriptive narrative of applicable laws and regulations to discuss how the laws and regulations will directly affect your operations. For example, you may choose to discuss any material permits and any specific activities you must engage in or refrain from engaging in.

Consolidated Financial Statements, page F-1

2.   Please update your financial statements and other financial information to include the three and six months ended June 30, 2018. Please refer to Rule 3-12 of Regulation S-X.

   You may contact Lisa Haynes Etheredge, Staff Accountant, at 202-551-3424 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications